Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(UNAUDITED)

SUITE 500 – 10 KING STREET EAST TORONTO, ONTARIO CANADA, M5C 1C3

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Olympus Pacific Minerals Inc.
Interim Management Discussion and Analysis (“MD&A”)

For the six months ended June 30, 2010,
dated as at August 12, 2010.

The following Interim Management Discussion and Analysis, which has been prepared for the six months ended June 30, 2010, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the six month period ended June 30, 2010 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the six month period ended June 30, 2010. and the subsequent period to August 12, 2010. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2009 and the related MD&A included in the Company’s annual report.  Any reference to the financial statement notes within this MD&A is incorporated by reference number. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the Australian Securities Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

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OLYMPUS PACIFIC MINERALS INC.1

Olympus Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on three multi-project properties, two located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property, and one located in Malaysia.

The material business operations of the Company are presently carried out in large part through jointly owned private subsidiary companies as set out in the chart below.

1 The directors of Olympus Pacific Minerals Inc. are Messrs. David Seton (chairman), John Seton, Jon Morda, Leslie Robinson and Douglas Willock. The CEO is Mr. David Seton. The CFO is Mr. Peter Tiedemann.

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Structure Chart of the Company and its Subsidiaries

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), in commercial production since the second quarter of 2009, and Bong Mieu East (VN240), as well as a number of other surface showings is being actively explored for additional resources.

Phuoc Son (85 percent interest)

Phuoc Son hosts our high-grade gold deposit (Dak Sa).  The new Dak Sa Underground mine (VN320) contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (50.05 percent interest) – Malaysia (Acquired as a result of the Zedex Transaction)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

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Binh Dinh NZ Gold Company – Tien Thuan Gold Project (75 percent interest) – Vietnam (Acquired as a result of the Zedex Transaction)

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

Capcapo

Olympus has an option to earn up to a 60 percent interest in this Philippines mining property upon completing specified expenditures on the property.  The Company’s ability to earn this interest in the property has to date been inhibited by difficulties in settling a formal joint venture operating agreement with its partner.

GR Enmore Gold Project, New South Wales, Australia

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Olympus 2010 in Summary

•
In the first quarter the Company raised approximately $13M gross proceeds through the issuance of convertible notes, which, together with our self generated cashflow, is to be used to develop its processing plant at Phuoc Son.

•
In the second quarter the Company raised approximately $22M gross proceeds through the issuance of gold loan notes, which, together with our self generated cashflow, is to be used to develop its processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for general exploration and corporate purposes.

•	In the first quarter Olympus completed the Amalgamation between Olympus and Zedex considerably expanding the Company’s gold resource base and diversifying operations and sovereign risk.

•	The Company completed a secondary listing on the Australian Securities Exchange in January 2010, adding another important resources exchange and meeting previous Zedex shareholders’ needs.

•
New independent resource assessments were completed in the second quarter of 2010 at the Bau and Phuoc Son projects. The current gold resource total for the Company (including the Bong Mieu Gold Project) is now estimated at 1,022,398M oz of measured and indicated resources and 2,651,758M oz of inferred resources (refer to Global Reserve and Resources table below).

•
Second quarter gold production at the Bong Mieu Plant exceeded the first quarter results by approximately 12%. Gold production increased to 8,200 ounces which represents an annualized production rate of 32,800 ounces.

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•
The Company achieved its second highest monthly sales in ounces in June 2010 at 3,406 ounces (highest was 3,489 ounces sold in November 2009), and its highest monthly sales in dollar terms at $4,27M.The Company benefited from a record average gold price in June 2010 of $1,254 per ounce.

•
The new Phuoc Son gold plant was originally scheduled to be commissioned in October 2010. However, the Company decided to delay orders for plant and other surface work until money was secured with the closing of the gold loan in June 2010. This delay will push out our earlier stated production profile by three months. The plant construction is proceeding well and all major equipment orders have been placed.

Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2010	Q2-2010	YTD 2010	YTD 2009
Tonnes of ore milled*	31,056	35,977	67,033	69,864
Grade (g/t Au)	10.16	8.86	9.46	7.11
Mill recoveries (percent)	72%	80%	76%	64%
Gold production (ounces)	7,335	8,221	15,556	10,280
Gold sales (ounces)	7,649	8,255	15,904	9,891
Sales (US$)**	$8,387,438	$10,144,324	$18,531,762	$9,063,169
Cost of Sales (US$)**	$3,573,126	$4,271,226	$7,844,352	$5,754,658
Amortization (US$)**	$1,799,690	$1,755,646	$3,555,336	$1,508,572
Royalties - Govt (US$)	$311,077	$1,744,953	$2,056,030	$498,461

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Project Dak Sa (VN320).

**
2009 figures include Sales and associated costs while the Bong Mieu Underground and Phuoc Son Project were not in commercial production.  These were offset against Deferred Development Expenditure in the Company Balance Sheet.

The average mill recovery rate increased by 8%.

Plant improvements continue with the handover of the new reagent delivery system in May 2010. Since its installation, the new system has resulted in a reduction of consumption of hydrogen peroxide and copper sulphate. Another improvement is the installation of an additional carbon column to reduce gold solution and carbon losses in the absorption detoxification tank, which is due for completion in the third quarter.

As a result of a less than reliable supply of grid power at this time, an investment in new generators capable of continuous supply to the plant has been made. Installation of the new generators will take place during the third quarter. A dedicated genset for the downstream equipment is now in place and minimizes gold losses due to spillage during power outage.

Laboratory carbon-in-leach tests on Intensive Leach Reactor discharge slurry show additional gold leaching after 24 hours.  Conversion of the ADT section with a new three stage CIL circuit is in its initial stages.  This will reduce solution losses and provide an additional 12 hour leach time.

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Global Reserves and Resources
The Company’s estimated global reserves and resources at 30 June, 2010 are summarized in the table below (shown after depletion by mining production up to the period end).

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Notes to reserves and resources table

(1) Bong Mieu Reserve Estimate
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:
1.1 Ho Gan Deposit (VN220)
Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.
No new reserves were developed during the first half of 2010. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2010 from the official reserve remaining at YE 2009. The tonnage mined during 2010 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).
1.2 Ho Ray-Thac Trang Deposit (VN240): No reserves have yet been estimated.
1.3 Nui Kem Deposit (VN230): No reserves have yet been estimated.
(2) Phuoc Son (Dak Sa) (VN320) Reserve Estimate
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within Company filings at www.sedar.com. Deposit notes and June 2010 reserve impairments are as noted below:
2.1 Bai Dat Sector
During the first Quarter of 2010, mining of Bai Dat deposit was conducted, but no new (NI 43-101 status) reserves were developed. The 2010 reserve was therefore determined by deducting the ore mined during the 2010 first-half from the 2009 YE reserve. The ore mined was determined by underground survey reconciled with the official milled tonnage (by weightometer). The reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.
2.2 Bai Go Sector
During 2010, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2010 reserve remains the same as the YE 2009 reserve, which employed a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au.
(3) Bong Mieu Resource Estimate
Bong Mieu resources were initially estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2010 resource impairments are as noted below:
3.1 Bong Mieu Central (Ho Gan) Deposit (VN220)
During the first half of 2010, no mining was conducted and no new (NI43-101 status) resources were developed. The 2Q 2010 resource therefore remains the same as the 2009 YE resource.
3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit (VN240)
During the first half of 2010, no mining was conducted and no new (NI43-101 status) resources were developed. The 2010 estimate therefore remains the same as at YE 2009. This estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).
3.3 Bong Mieu South (Nui Kem) Deposit (VN230)
The Nui Kem underground resource is a Historic estimate, being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was

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independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).
Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.
During 2010, Olympus continued mining production from trial stoping and underground exploration developments. The Historic resource has not been impaired by this production because the bulk of the production to date has been external to the CRM resource. Depth considerations effectively preclude exploratory drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared which will allow an application for an extended mining license.
(4) Phuoc Son (Dak Sa) (VN320) Resource Estimate
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources are based on an in-house estimate of additional resources in May 2010. Deposit notes and resource impairments are as noted below:
4.1 Dak Sa South (Bat Dat) Deposit
During 2010 mining of the Bai Dat deposit continued and additional (NI43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. Accordingly, the June 2010 resource estimate (which includes mining reserves) was determined by deducting 2010 mining depletion from the YE 2009 resource (refer above) and adding the newly defined resources. The resource estimate employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.
4.2 Dak Sa North (Bai Go) Deposit
During 2010, no mining was conducted, but additional (NI43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. The June 2010 resource estimate (which includes mining reserves) accordingly was therefore determined by adding the newly defined resources to the YE 2009 resource. The resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lowercut.
(5) Tien Thuan Resource Estimate
No Tien Thuan resource is disclosed as of June 2010 because resource drilling is still in progress.  A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant. It is contemplated that drilling now in progress may enable an NI43-101 standard estimate by YE 2010.
(6) Bau Resource Estimate
The 2010 estimate of Bau resources is pursuant to an independent study conducted by Terra Mining Consultants and Stevens & Associates (“TMC/SA”), dated June 15, 2010. This estimate employed lower grade-cutoffs of 0.75 g/t Au and 0.5 g/t Au respectively for virgin deposits and tailings deposit.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.
A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Copy of the TMC/SA technical report in respect of the Bau resource estimate will shortly be placed within the Company’s filings at www.sedar.com.
(7) Ancillary Metals
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$200/MTU and gold value of US$1100/oz. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 2009 estimate because they are of insignificant value or uneconomic to recover.
(8) SEC Note
The mineral reserve and mineral resource estimates contained in the above table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7, the

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definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Reference is made to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 for information on the Company’s proven and probable reserves as calculated under SEC Industry Guide No. 7.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

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BONG MIEU GOLD MINING COMPANY LIMITED1

Bong Mieu Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade.  Exploration to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Bong Mieu Structure

Olympus Pacific Minerals Inc., through its subsidiary companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government.  The Company also paid a 2 percent net sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited.  Zedex and Olympus have now amalgamated their operations, hence all royalty obligations in relation to Zedex have ceased.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

	YTD 2010	YTD 2009
Net deferred exploration and development	$12,552,093	$9,772,901
Property, plant, and equipment	$5,812,594	$7,339,495
Spending on exploration and development activities	$1,934,422	$803,984
Expenditure on property, plant, and equipment	$677,801	$518,294

Bong Mieu Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

1 The directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton (chairman), Paul Seton, Charles Barclay, Le Minh Kha, Nguyen Anh Vu, and Nguyen Xuan Lu. The general director is Mr. Nguyen Ngoc Quynh. The chief accountant is Mrs. Le Thi Thu Huong.

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The reserve and resources estimates for Bong Mieu are shown in the global reserves and resources table above.

Exploration

Drilling at Ho Ray-Thac Trang commenced late in June 2010, with the first hole being completed to 154.35 metres depth in early July 2010.

Bong Mieu Projects Production and Operating Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits

	Q1-2010	Q2-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937	16,342	26,279	54,338
Grade (g/t Au)	5.68	5.21	5.39	3.62
Mill recoveries (percent)	67%	69%	68%	59%
Gold production (ounces)	1,219	1,900	3,119	3,758
Gold sales (ounces)	1,343	2,282	3,625	3,859
Sales	$1,466,379	$2,798,813	$4,265,192	$3,475,603
Cost of sales	$717,191	$1,019,901	$1,737,092	$2,566,415
Amortization	$775,444	$855,723	$1,631,167	$1,441,915
Toll treatment charged to Phuoc Son	(758,602)	(1,172,585)	(1,931,187)	-
Royalties	$13,631	$122,500	$136,131	$160,408

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Bong Mieu Projects Financial Performance:

The tables below show individual operating mine statistics of VN220 and VN230:

Bong Mieu Central Project (VN220) - Hogan
	Q1-2010	Q2-2010	YTD 2010	YTD 2009
Tonnes of ore milled	-	6,821	6,821	34,252
Grade (g/t Au)	-	5.42	5.42	2.4
Mill recoveries (percent)	-	66%	66%	47%
Gold production (ounces)	-	785	785	1,248
Gold sales (ounces)	-	815	815	1,652
Sales	-	$993,736	$993,736	$1,438,123
Cost of sales	-	$220,394	$220,394	$1,146,205
Amortization	$477,685	$559,794	$1,037,479	$1,189,449
Toll treatment charged to Phuoc Son	($758,602)	($1,172,585)	($1,931,187)	-
Royalties	-	$29,481	$29,481	$67,008

Production:

Mining in Bong Mieu Central (Hogan) (VN220) was temporarily suspended in the first quarter due to grade/plant capacity choices and was resumed in the second quarter of 2010.

Bong Mieu Underground Project (VN230) – Nui Kem

	Q1-2010	Q2-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937	9,521	19,458	20,086
Grade (g/t Au)	5.68	5.06	5.38	5.69
Mill recoveries (percent)	67%	72%	69%	68%
Gold production (ounces)	1,219	1,115	2,334	2,510
Gold sales (ounces)	1,343	1,467	2,810	2,207
Sales	$1,466,379	$1,805,077	$3,271,456	$2,037,480
Cost of sales	$717,191	$799,507	$1,516,698	$1,420,210
Amortization	$297,759	$295,929	$593,688	$252,466
Royalties	$13,631	$93,019	$106,650	$93,400

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Development activities comprise 425m of lateral drives, 190m of raises and 95m of rehabilitated drifts.

The Nui Kem (VN230) Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009 had formal inspection on January 8, 2010. An amended report was prepared as a result and was submitted in May 2010. The Company is awaiting a response.

Bong Mieu Licensing

The table below summarizes the key licenses that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	27/06/2008	7.75 years	05/03/2016
Bong Mieu	BMGMC	Exploration License 2125/GP-BTNMT	26 Sq Km	Granted	24/10/2008	2 years	24/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground ( VN230)	BMGMC	Mining License 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

Bong Mieu Outlook for 2010

•	Continue to increase production plant throughput and reduce plant operating costs.

•	Continue with exploration field work and recommence evaluation drilling.

•	Complete conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Plan for ongoing positive cash flows and long term profitability after the discontinuance of treatment of Dak Sa Ore after Phuoc Son plant completion in late 2010.

•	Focus Bong Mieu Gold Mining Company on internal debt reduction and payments to its investors.

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PHUOC SON GOLD COMPANY LIMITED.1

Phuoc Son Background

Phuoc Son Gold Mining property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government based on a government prescribed formula.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The table provides key information for the Phuoc Son property:

	YTD 2010	YTD 2009
Net deferred exploration and development	$14,920,488	$16,538,558
Property, plant, and equipment	$6,684,219	$4,697,911
Spending on exploration and development activities	$1,744,544	$88,351
Expenditure on property, plant, and equipment	$3,475,565	$292,760

1 The directors of Phuoc Son Gold Company Limited are Messrs. John Seton (chairman), Paul Seton, Charles Barclay, Nguyen Ngoc Quynh , Nguyen Xuan Lu and Nguyen  Quoc Khanh.  The general director is Mr. Nguyen Xuan Tuong. The chief accountant is Mrs. Nguyen Thi Phuoc.

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Phuoc Son Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

Resource update estimation for the North and South Deposits completed in May 2010 indicated an approximate 16% gold resource increase, in comparison with 2008 March estimated results. The current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits.

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

The reserve and resources estimates for Phuoc Son are shown in the global reserves and resources table above.

Exploration (VN310 and VN320)

During the first and second quarters of 2010, no exploration drilling was completed at Phuoc Son. However, the Company re-evaluated the reserves and resources in the Phuoc Son property following drilling programs completed in 2008 (see global reserves and resources table above).

Phuoc Son Development – Dak Sa Underground Project (VN320)

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Dak Sa Underground Project (VN320)

	Q1-2010	Q2-2010	YTD 2010	YTD 2009
Tonnes of ore milled	21,119	19,635	40,754	15,526
Grade (g/t Au)	12.27	11.89	12.09	19.31
Mill recoveries (percent)	73%	84%	79%	68%
Gold production (ounces)	6,116	6,321	12,437	6,522
Gold sales (ounces)	6,306	5,973	12,279	6,032
Sales	$6,921,059	$7,345,511	$14,266,571	$5,587,566
Cost of Sales (Toll charges)	$2,855,935	$3,251,325	$6,107,260	$3,188,243
Amortization	$1,782,848	$2,072,508	$3,855,356	-
Royalties	$297,446	$1,622,453	$1,919,899	$338,053

Installation and final testing of the first phase of the crushing plant was completed in the first quarter. Civil works for the final plant hard standing is 50% completed.

The ball mill foundation with surrounding retaining wall and excavation of feed conveyor tunnel were completed in the second quarter, as was the new access road with retaining wall. The ball mills arrived at DaNang port in June 2010. Transport to Dak Sa and subsequent installation will occur in the 3rd quarter. Orders have now been placed for the flotation module, gravity module, Acacia system, stripping plant, agitators, five generator sets and six pre-fabricated buildings.

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Construction of the road network to the tailings dam, the culverts and the spoil dumps were completed in the second quarter. Excavation for the tailings dam is 70% complete, while hauling of spoils to the waste dump is 60% complete. The project has commenced excavation of the stage 1 footprint and leach tails pond.

Review of the land extension application for waste dump, pipeline route and access road to Tailings Storage Facility by the Quang Nam Department of Natural Resources and Environment is ongoing.

Ore generated in the first quarter from internal stope development, primary development and stoping activity was 22,755 tonnes at 16.49g/t Au. Ore generated in the second quarter from internal stope development, primary development and stoping activity was 19,575 tonnes at 15.82g/t Au.

19,541 tonnes of ore was delivered to the Bong Mieu plant in the first quarter and 20,151 tonnes in the second quarter. The estimated remaining stockpile at Phuoc Son was 3,043 tonnes at 18.96g/t Au at the end of the second quarter.

The Bong Mieu plant treated 21,100 tonnes at an average head grade of 12.27g/t with a recovery of 73% percent yielding 6,116 ounces in the first quarter. Treatment in the second quarter was 19,600 tonnes at an average head grade of 11.89g/t Au with a recovery of 84% yielding 6,321 ounces. Gold produced from Dak Sa ore represented 83% of total production in the first quarter and 77% in the second quarter.

Underground work is still split between two priorities: ore generation and mine infrastructural development. The build-up of men and machinery is underway now that financing is in place. Every effort is being made to employ as many local people as possible and training is a prime focus.

Capital development activity in the first quarter was centred on level 4 with the main decline advancing to level 6. Additional units of the mobile fleet will be available in the second quarter which will increase the rate of advance.

The Company received from the Ministry of Natural Resources and Environment (MoNRE), Hanoi the result of Mill Plant Environmental Impact Assessment Report review on March 17, 2010. The Ministry approved the 3rd amendment version of the Mill Plant Environmental Impact Assessment Report in the second quarter.

The Company received evaluation of the TSF design by Department of Agricultural and Rural Development and submitted the 2nd application for TSF construction permit to the Quang Nam People’s Committee on 28 May 2010.

The Company achieved a successful defense of the Dak Sa reserves at CMRE and MoNRE office in Hanoi. Application for the new Mining License and Exploration License is ongoing.

Phuoc Son Licensing

The table below summarizes the key licenses that Phuoc Son Gold Mining Company Limited (PSGC) holds:

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration License 67/GP-BTNMT	28 Sq Km	Grant Pending	Grant Pending	2 years	10/01/2012
Phuoc Son Bai Dat Underground	PSGC	Mining License 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5 years	31/07/2011
Phuoc Son Bai Go Underground	PSGC	Mining License 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

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Phuoc Son Outlook for 2010

•	Establish levels of operations to support ‘self-funding’.
(a)	By toll treating the ore the Company is mitigating risk with the project by establishing availability and quality of ore and grade;
(b)	The toll treatment provides immediate employment in the Phuoc Son area;
(c)	The toll treatment will determine if the process is cash positive;
(d)	The outcomes of points a–c above are such that the company has started with onsite development of plant and continues its mine development.
•	Identify drilling targets away from Dak Sa for commencement in mid 2010.
•	Change from trucking ore and toll treatment at Bong Mieu to full scale production on site.
•	Build exploration expenditure to a level that available cash allows.

OTHER PROPERTIES

NORTH BORNEO GOLD SDN BHD1

(Acquired as a result of the Zedex Transaction)

Bau Gold Project

The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Pursuant to JV with a local Malaysian company, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1.612 M oz, this resource is currently in the process of being converted to NI43-101 resource.  This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licenses or Mining Certificates).

During the first half of 2010, an independent assessment was conducted by TMCSA, primarily to convert an earlier attributed 1.612Moz JORC 2004 compliant gold resource (in respect of the Jugan, Pejiru, Sirenggok, and BYG Tailings deposits) to NI 43-101 status, and to estimate additional resources within deposit extensions and adjacent mineralization zones.

The current estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, whilst the uppercuts ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate respectively utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au. The update indicates an approximate 52% gold resource increase at Bau, of which the increase is mainly within Indicated and Inferred categories.

1 The directors of North Borneo Gold Sdn Bhd are:  Ling Lee Kong, Ling Lee Soon, John Seton, Paul Seton, and Rodney Murfitt.  The JV Accountant is IP Swee Pein.

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BINH DINH NEW ZEALAND GOLD COMPANY LIMITED1

(Acquired as a result of the Zedex Transaction)

Tien Thuan Gold Project

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.

Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Access track preparation for the initial (800m) drilling program at Tien Thuan commenced in February 2010 and sample preparation section was set up started in March 2010. The first drill hole (BMDH01) was started in mid June 2010 in Area One, Bac Ma sector and by the end of June 2010 this hole had reached 139.51m depth (120.46 vertical metres below the surface).

GR ENMORE PTY LIMITED2

(Acquired as a result of the Zedex Transaction)

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

KADABRA MINING CORPORATION3

The property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.  Company efforts in

1 The directors of Binh Dinh New Zealand Gold Company Limited are:  Nguyen Van Qua, Le Nam, John Seton, Paul Seton and Rodney Murfitt.  The general director is Rodney Murfitt and the chief accountant is Phuong Phuong.

2 The directors of GR Enmore Pty Limited are:  Messrs John Seton, Paul Seton and Patrick Flint

3 The directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones, Peregrino Resabal, Charles Barclay, and Russell Graham. The chief accountant is Salvador Palabrica.

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Capcapo (PH 100) have concentrated on obtaining Community approval which is required before any exploration can continue.  At June 30, 2010 the formal report and community decision was still awaited from the National Commission on Indigenous Peoples (NCIP).  No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture are resolved.

OTHERS:

Other properties for potential exploration with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R. Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project.  A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh.  Under this TSA Olympus has contributed 35 percent wage and insurance payments and Long Thanh will pay for the balance (65 percent) and all work related expenses of the five Olympus geologists who attend the exploration programs in 2009. This TSA was automatically continued into 2010, but was discontinued in Q2 because the Olympus geologists are now required for work on Olympus projects.

Olympus Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the six-month period ended June 30, 2010 are noted in the following table:

	Q2 YTD 2010	Q2 YTD 2009	YTD % Change	Q2 2010	Q2 2009	Q2 % Change	Comments on variances
Sales	18,531,762	2,763,560	571	10,144,324	1,756,460	478
The Company sold 15,904 ounces of gold in the first six months of 2010 (at an average realized price of US$1,165 per ounce, an increase of $249 per ounce on the average price in 2009).  Sales increased due to a higher throughput in the plant.

Cost of sales	7,844,352	1,903,987	312	4,271,226	1,058,066	304	Increased due to the higher throughput.
Amortization	3,468,684	1,396,353	148	1,717,289	812,375	111	Increased as a result of having three mines in commercial production.
Corporate and administrative expense	4.840,202	2,755,466	76	2,837,934	1,361,470	108
Increased year to date largely due to increased professional and consulting fees due to engagement of external professionals providing advice on the Convertible Notes issued, Zedex Amalgamation, Gold Loan Notes issued and refilling issues as well as increased international travel related to management oversight of the new projects and raising of finance.

Stock-based compensation	1,378,474	1,176,264	17	564,546	436,505	29	Increased in the six months on last year due to timing of options issued, increased share price and vesting.
Interest on term loans	379,825	-	100	352,068	-	100	Increased as a result of the new debt facilities.
Accretion of term loans	268,050	-	100	268,050	-	100	Increased as a result of the new term loans.

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Royalty expense	2,056,030	127,603	1,511	1,744,953	81,802	2,033	Royalties paid to Government increased due to higher sales volumes, higher realized prices and an increased rate charged for Phuoc Son.

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OLYMPUS PACIFIC MINERALS INC.

Olympus Summary of Quarterly Results

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales (2)	10,144,324	$8,387,438	$11,222,989	$2,414,191	$1,756,460	$1,007,100	$308,844	$2,077,879	$2,304,930	$2,878,058
Interest (expense)/ Income	(342,821)	(24,219)	4,586	7,865	5,632	9,442	50,365	106,638	160,284	252,410
Net (Loss)	(1,608,698)	(451,638)	(2,716,090)	(2,175,116)	(1,938,409)	(2,517,277)	(1,519,647)	(2,907,888)	(2,164,060)	(1,413,478)
Profit /(Loss) per share (1)	(0.005)	(0.002)	(0.009)	(0.009)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Deferred exploration and development cost additions	2,396,840	1,809,085	1,631,010	801,377	537,896	354,440	1,423,958	1,430,185	2,490,573	2,059,241
Capital assets additions	9,494,826	879,451	217,996	403,713	353,302	442,433	3,026,636	1,175,241	316,295	555,869

(1)	Basic and diluted
(2)
Sales in Q4 2009 increased significantly due to the Phuoc Son project being placed into commercial production.  In previous quarters sales related to that project had been offset against deferred development costs.

Olympus Liquidity Section – Investing and Financing Activities

Investing activities

During the six-month period ended June 30, 2010, Olympus invested $4,205,925 [2009: $892,336] in exploration and development expenses and $10,374,277 [2009: $795,735] acquiring property, plant and equipment as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2010	2009	2010	2009
Bong Mieu	477,801	500,564	1,934,422	803,985
Phuoc Son	9,760,797	292,760	1,744,544	88,351
North Borneo Gold	5,131	-	449,357	-
Binh Dinh NZ Gold	11,171	-	77,602	-
Capcapo*	-	-	-	-
Other	119,377	2,411	-	-
	10,374,277	795,735	4,205,925	892,336

*Written-off as of December 31, 2008

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Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at June 30, 2010, the cash balance is $26,596,707 compared to $5,718,725 as at December 31, 2009.

Debt Financing

In the three months ended March 31, 2010, the Company raised net of costs CAD$11,730,001 of funds by the issue of convertible notes.

The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have a face value of CAD$12,750,000.  The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  The number of shares to be delivered upon conversion shall be determined by dividing the principal amount of the note by the conversion price.  The conversion price is CAD$0.50 (subject to adjustment for certain specified events).

In the three months ended June 30, 2010, through the issuance of senior secured redeemable gold delivery preference notes (Gold Loan) and common stock purchase warrants the Company raised, net of transaction costs, a further US $20.216 million.

The Gold Loan arrangement bears interest at 8% per annum, payable semi-annually in arrears and have a face value of US $21,960,000.  The arrangement is scheduled to mature in 2013 unless an early redemption option, which requires repayment of an additional 12% of the outstanding stated or deemed principal amount is exercised in November 2011.  There are warrants that accompany the notes that upon issue are fully vested and are exercisable in whole or in part at CAD $0.60 per share

As mentioned above, the Company obtained substantial funding in March 2010 and June 2010 and the net funds will mainly be used in the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for general exploration and corporate purposes. The Company continues to generate internal cash flow that is partially used for the development costs at its high-grade Phuoc Son Mine. Cost controls are continuing and benefits are showing up in the financial results.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing, funds are paid to our Vietnam Bank Account.

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Contractual Obligations and Commitments

As at June 30, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	833,239	833,239	-	-	-	-
Operating leases	385,264	165,405	78,312	78,312	63,235	-
Purchase obligations - supplies & services	4,996,943	4,996,943	-	-	-	-
Purchase obligations - capital	6,728,477	6,728,477	-	-	-	-
Asset retirement obligations	1, 493,329	158,324	268,746	155,835	518,902	391,522
Total	14,437,252	12,882,388	347,058	234,147	582,137	391,522

Common shares

As of August 12, 2010, the Company had issued and outstanding 323,764,455 common shares.

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Olympus Pacific Minerals Inc. and Subsidiaries

Regulatory Update

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Description and impact of material weakness

In November 2009 the Company identified errors in relation to the recognition of revenue from the Vietnam operations, the translation of opening balances from CAD to USD and the interpretation of the grant date of stock based compensation.  As a result changes were made to the original filing for the second quarter of 2009 that were restated and refiled on November 12, 2009.  In addition the Company identified an error relating to the Canadian GAAP to US GAAP reconciliation for the year ended December 31, 2008.  This error has been corrected in the financial statements for the year ended December 31, 2008, restated and refiled on July 14, 2010.

The errors that arose in the 2009 reporting required the Company to refile. This deficiency highlighted the possibility that a material misstatement in 2009 would possibly not be prevented or detected on a timely basis.

As described below, the Company has taken steps to mitigate this weakness during the second quarter of 2010.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of June 30, 2010, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting required modification and were considered effective in terms of National Instrument 52-109.

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Remediation Plan

Management evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and has appointed an Internal Control Coordinator and an experienced Group Controller to address these issues.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of June 30, 2010, that the general design and operation of the our disclosure controls were effective.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20-F registration statement.  On March 28, 2008, the Company filed its first annual report on Form 20-F for the year ended December 31, 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The Company’s common shares are listed and posted for trading on the over-the-counter bulletin board (OTC BB) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

 None.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2009.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgment and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an

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impairment loss is measured and recorded for the difference between the carrying value and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgments are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities Rules.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, the Company has determined that it would adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. On further review of this the Company has deferred the adoption of US GAAP until January 1, 2011.  The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of the 2009 consolidated financial statements.

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Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended June 30		Six month period ended June 30
	2010	2009	2010	2009
Consulting and legal fees	$75,561	$32,971	$124,572	$55,623
Management fees	$300,555	$274,618	$599,878	$431,135
Reimbursed expenses	$164,888	$55,741	$277,246	$79,149
Royalties (Zedex)	-	$27,400	-	$56,878

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services are provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.  Legal services are provided by Claymore Law where John Seton was a principal until 31 March, 2010 and a nominal shareholder and director until 30 June 2010. The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2010 and 2009; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2010 and 2009; Action Management Limited associated with Charles Barclay in 2010 and 2009, and Cawdor Holding Limited associated with Russell Graham in 2010 and 2009 and Whakapai Company Limited associated with Jane Bell in 2010. Expenses that were reimbursed include the following costs: airfares, accommodation, meals, car rentals, telecommunications, computers, training courses, conferences and professional fees.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a two percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as two percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Zedex Minerals Limited and Olympus Pacific Minerals NZ Limited have amalgamated their business, hence all royalty obligations in relation to Zedex has ceased.

Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at a usage percent of its costs for this office space.

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Other non-recurring transactions
None.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as depth, grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which may negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Sun Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property. Future trucking licenses may not be granted.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the

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Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to a growing number of various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments and / or back dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting and licensing requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

•	Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental

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•
regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly back – dated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licenses, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license and a mining license, and a range of other lesser Licenses, depending on the level of work being conducted on the property.  Without all the appropriate licenses, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, or Malaysia the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Or Malaysia Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam, Malaysia and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines and Malaysia including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.
Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and or external advice received, there is however a risk that additional and / or back dated payment requirements will be levied on the Company.

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•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in United States dollar terms the Company incurs in its exploration and development activities.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares and results in the need to revalue derivative liabilities.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company, or any of its subsidiaries, Do Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Company’s Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or

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exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, VP Commercial, VP Finance and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•
Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and

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accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

•
Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

•
We Have Debt  (Both Convertible And Secured) And May Be Unable To Service Or Refinance This Debt, Which Could Have Negative Consequences On Our Business In The Future, Could Adversely Affect Our Ability To Fulfill Our Obligations Under Our Notes And May Place Us At A Competitive Disadvantage In Our Industry: In the first half of 2010, we incurred indebtedness by way of convertible subordinated unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes: This debt could have negative consequences. For example, it could:

-  increase our vulnerability to adverse industry and general economic conditions;
-  require us to dedicate a  material portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;
-  limit our ability to obtain additional financing to fund future working capital, capital   investments and other business activities;

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- limit our flexibility to plan for, and react to, changes in our business and industry; and - place us at a competitive disadvantage relative to our less leveraged competitors.

•
Servicing Our Debt Requires An Allocation Of Cash And Our Ability To Generate Cash May Be Affected By Factors Beyond Our Control: Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures,  project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that:

- our business will generate sufficient cash flow from operations;
  or
- future sources of funding will be available to us in amounts sufficient to enable us to fund our capital  needs.

If we cannot fund our capital needs, we will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital.  We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations.

•
Restrictive Covenants In The Convertible Promissory Notes And The Agreements Governing Our Other Indebtedness Will Restrict Our Ability To Operate Our Business:
The  documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of our assets.  A breach of any of these covenants could result in a default thereunder, which could allow the note holders or their representative to declare all amounts outstanding thereunder immediately due and payable.  If we are unable to repay outstanding borrowings when due, the lenders, under the Gold Loan Notes and the collateral trustee will under the indenture governing the Convertible Notes and related agreements have the right to proceed against the collateral granted to them, including the shares in our Subsidiary holding companies which control Bong Mieu and Phuoc Son and the loans owed to us by Bong Mieu and Phuoc Son.  We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking

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statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

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